UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM SD
Specialized Disclosure Report
PHINIA INC.
______________________________________________
(Exact name of registrant as specified in its charter)

Delaware	001-41708	92-2483604
State or other jurisdiction of	Commission File No.	(I.R.S. Employer
Incorporation or organization		Identification No.)

3000 University Drive	Auburn Hills,	Michigan	48326
(Address of principal executive offices)			(Zip Code)

Robert Boyle (248) 732-1900
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2023 to December 31, 2023.
☐	Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ________.

Section 1 – Conflict Minerals Disclosure
Item 1.01. Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
PHINIA Inc. (“PHINIA” or the “Company”) is filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2023 through December 31, 2023.
The description of our reasonable country of origin inquiry (“RCOI”) process, the results of our inquiry, and the determination we reached as a result of our RCOI process are included in our Conflict Minerals Report attached as an exhibit to this Form SD.
A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD and is publicly available on our website at investors.phinia.com.
The content of any website referred to in this Form SD or the Company’s Conflict Minerals Report is not incorporated by reference in this Form SD or the Conflict Minerals Report.
Item 1.02. Exhibit
The Company’s Conflict Minerals Report, as required by Items 1.01 and 1.02, is filed as Exhibit 1.01 to this Form SD.

Section 2 – Resource Extraction Issuer Disclosure
Item 2.01. Resource Extraction Issuer Disclosure and Report
Not Applicable.

Section 3 – Exhibits
Item 3.01. Exhibits
Exhibit 1.01 – Conflict Minerals Report of PHINIA Inc. for the period January 1, 2023 to December 31, 2023, as required by Items 1.01 and 1.02, is filed as an exhibit to this Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 31, 2024
PHINIA Inc.

By: /s/ Robert Boyle
Name: Robert Boyle
Title: Vice President, General Counsel, and Secretary